UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No  x
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACÍFICO FOLLOW UP

Guadalajara, Jalisco, Mexico, March 2, 2012 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V., (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) informed that:

As a follow-up to the announcement previously made related to the injunctions requested from a lower mercantile court with regard to the lawsuit identified with number 586/2012, filed in the fifth mercantile court of Guadalajara on February 15, 2012 by GAP against Mexican stock market brokers, we hereby inform that the following judicial declarations were requested:

1.
A judicial declaration that all Mexican stock market brokers are subject to  the Company’s corporate by-laws, including Article X which prohibits any shareholder, individually or in conjunction with related parties, other than AMP, to hold more than 10% of GAP’s capital stock.

2.
A judicial declaration regarding the obligation of all Mexican stock market brokers, as per Article 190 of Mexican Corporations Law, to inform all of its stock market associates that seek to purchase shares of GAP about the content and effects of the Company’s by-laws.

3.
A judicial declaration that Banco Credit Suisse (México) S.A., GBM, Grupo Bursátil Mexicano, S.A. de C.V., Casa de Bolsa, and Banco Nacional de México S.A., part of Grupo Financiero Banamex, in their roles as stock market brokers issued trades of GAP shares in excess of the amount permitted under Article X of the Company’s corporate by-laws on behalf of Grupo México, S.A.B. de C.V. and Infraestructura y Transportes México, S.A. de C.V.

As a consequence, the following preliminary injunctions were requested as relief:

A)	That all Mexican stock market brokers, in their role as such, act in accordance with Mexican law, the Company’s statutes and market regulations.

B)
That all Mexican stock market brokers be obligated to uphold the Company’s corporate by-laws, including Article X which prohibits any shareholder from owning more than 10% of the Company’s capital stock.

For more information please visit www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Miguel Aliaga, Investor Relations Officer	Maria Barona / Peter Majeski
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 01152 (333) 8801100	Tel: 212 406 3690
maliaga@aeropuertosgap.com.mx	gap@i-advize.com

Follow us on Twitter for IR updates: http://twitter.com/aeropuertosGAP

C)
That all Mexican stock market brokers, in their capacity as such, be prohibited from trading GAP’s shares for an individual, group or group of related entities, that could result in any way in the acquisition of an ownership position that exceeds the 10% maximum allowed by Article X of the Company’s corporate by-laws.

D)
That all Mexican stock market brokers be prohibited  from acquiring or, in any way, negotiating, the transaction of shares of the Company for Grupo Mexico, S.A.B. de C.V., Infraestructura y Transportes México, S.A. de C.V, and any other entity that forms part of their business conglomerate, or is related thereto.

The defendant Mexican stock market brokers are currently in the process of being notified of the injunctions sought through the appropriate judicial channels.

The lawsuit and the injunctions sought are a result of the Company’s defense of its by-laws, which by-laws should not be ignored.  These by-laws are the result of the privatization of the airport industry that was approved by the Mexican federal government on February 9, 1998. This process, among other things, has the goal of avoiding that the operation of Mexican airports be concentrated in the hands of a few groups.  For this reason, the Company’s by-laws restrict shareholders from holding more than 10% of the Company’s outstanding capital stock.  As of this release, these by-laws remain in full force and have not been declared null or void by a definitive and binding judicial decision. Consequently, the Company, its board of directors and all third parties are obligated to act in accordance there with, and it is the obligation of the management of the Company to defend these by-laws.

* * *
Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis.  In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.
This press release may contain forward-looking statements.  These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results.  The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements.  Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements.  Such statements reflect the current views of management and are subject to a number of risks and uncertainties.  There is no guarantee that the expected events, trends or results will actually occur.  The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors.  Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

SIGNATURES

                        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: March 2, 2012